UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2026
TRANSALTA CORPORATION
(Translation of registrant’s name into English)

1400, 1100 - 1st Street S.E., Calgary, Alberta, T2G 1B1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F____         Form 40-F X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TransAlta Corporation
By:	/s/ Nancy Brennan
Nancy Brennan Executive Vice President, Chief Legal and External Affairs Officer and Corporate Secretary

Date: April 30, 2026

EXHIBIT INDEX

99.1    Report of Voting Results for TransAlta Corporation Annual and Special Meeting of Shareholders held April 30, 2026